Dejour Primed for Piceance/ Uinta Basin Natural Gas Resource Project

Dejour Enterprises Ltd. (TSX.V-DJE; OTC-DJEEF; FRANKFURT-D5R)
Shares Issued: 50,994,722
Last Close: 6/21/2006 – CDN $1.46
June 22, 2006 – News Release

Robert L. Hodgkinson, Chairman & CEO, is pleased to announce that Dejour plans to submit to the TSX Venture Exchange this week the required National Instrument 51-101 report (Standards of Disclosure for Oil and Gas Activities) for the Piceance/Uinta natural gas resource project. The 51-101 report, authored by Ryder Scott Company, Petroleum Consultants, is based on the acquisition of 267,152.29 total gross acres (254,640 net), including an additional 14,104 net strategic acres, in the Piceance/Uinta Basins pursuant to its agreement with Retamco Operating Inc. originally announced on May 11, 2006. The Company has a binding Letter of Intent, subject to regulatory approval, with Retamco, a private Texas corporation, to own and participate in the drilling of this large accumulation of conventional and unconventional oil & gas leases located in the Piceance/Uinta Basins of western Colorado and eastern Utah. These basins hold one of the largest natural gas resource/ production reserves in North America.

This is a tremendous opportunity for Dejour, comprising of two distinct project types involving roughly 267 leases covering 18 geological prospects within these basins.

Key highlights of the Piceance/Uinta Basins are:

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6000 + square miles estimated to contain more than 300 trillion cubic feet of conventional and unconventional gas in place and as much as 3 billion barrels of oil

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Established resource, with significant deeper exploration upside

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Low political, economic and development risk

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Repeatable drilling play utilizing the latest completion techniques that provide for 60-80% recovery rate per well, estimated at 100bcf/section

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Multiple wells per location, effective drilling economies of scale

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Well advanced pipeline network, growing with capacity

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Largest natural gas resource play in the mainland US that has attracted major industry players i.e. Encana, ExxonMobil, Chevron, The Williams Co., Bill Barrett Corporation, Conoco-Phillips

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Dejour land position creates significant beneficial shareholder leverage

The project consists of two types. The “Natural Gas Resource” project is a well defined stratigraphic gas resource, covering over 198,561.2 gross acres (188,422.47 net) of leases that include low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The second project is a massive deep “Overthrust oil” project covering 68,591 gross (66,218.2 net) acres of leases in the northern Piceance/Uintah Basins with a high reward potential and commensurate risk. This project is a deep seated oil prospect with the geological potential to contain up to 3 billion barrels of oil, directly analogous to the Rangeley field located immediately adjacent, having produced over 1 billion barrels to date.

Dejour will acquire a 25% net working interest in the “Natural Gas Resource” project and a minimum 12.5% net working interest in the “Overthrust Oil” project.  Leasehold acreage will have a minimum 80% net revenue interest. Dejour will pay its proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping for a minimum 25% working interest in the entirety of the “Natural Gas Resource” project, and similar proportional costs for a minimum 12.5% working interest in the “Overthrust Oil” project.

Total land cost to Dejour now totals US $22,153,157, comprising US $5 million cash and 5,500,000 common shares valued at US $10,726,700 ($2.17 per share) payable at closing, with the assumption of a US $5,000,000 zero coupon note maturing December 31, 2006. Dejour is adequately funded to fulfill its financial obligations pursuant to this agreement. It has been agreed that the additional land costs will be settled with Retamco through the issuance of a two year debenture (US $1,426,457) convertible at US$1.35 per unit, bearing an 8% coupon, payable quarterly, subject to exchange approval.  Each unit consists of one common share and one share purchase warrant exercisable at US $1.50 per share.

Working interest and operator partnerships are currently being finalized. Dejour expects drilling to commence early in Q4 of 2006.

For further information regarding the Piceance-Uinta Basin please refer to:  http://www.dejour.com/news/DJE_Piceance_Fact_Sheet.pdf

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com